David L. Orlic, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance

Re:	Tengasco, Inc. Schedule TO-T filed by ICN Fund I, LLC Filed June 26, 2015 as amended on July 17, 2015
File No. 005-59803

Dear Mr. Orlic:

On behalf of ICN Fund I, LLC  (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of July 21, 2015 containing comments regarding the Schedule TO filed by the Company on June 26, 2015 as amended on July 17, 2015 and further amended on August 2, 2015. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

General

1. You have extended your tender Offer. Please disclose the approximate number of securities deposited to date. See Rule 14e-1(d).

The Company has amended the Offer to reflect that no shares have been tendered as of this date.

What will happen to my restricted Shares of Tengasco common stock?

2. We refer to prior comment 7. Disclosure continues to state what will happen to outstanding restricted stock as a result of the Offer. Advise as to the nature and source of your authority with respect to this restricted stock.

The Company has amended the Offer to reflect that Restricted Shares issued as an equity award may not be tendered unless the restriction is lifted prior to the Effective Date.

1.           Terms of the Offer

3.           Please clarify the reference in this section to the “Operating Agreement Condition.”

The Company has amended the Offer to reflect that no Operating Agreement Condition is present in the Offer.

11.           Offer

Termination

4.           The provision this sentence still appears to contemplate an agreement with a third party regarding termination. Please advise, or revise your disclosure to eliminate this reference if there is no such agreement.

The Company has amended the Offer pursuant to this comment.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC specifically Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Mr. Rodney Giles
Mr. Rodney Giles
Managing Member
ICN Fund I, LLC

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